UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42571

Intercont (Cayman) Limited

Room 1102, Lee Garden One,

33 Hysan Avenue,

Causeway Bay, Hong Kong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On September 4, 2025, (the “Execution Date”), Intercont (Cayman) Limited (“We”, “Us” or the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “RRA,” and together with the Purchase Agreement and all related schedules and exhibits, including the Pre-Paid Purchase (as defined below), collectively, the “Pre-Paid Transaction Agreements”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”).

Pursuant to the Purchase Agreement, the Investor agreed to purchase from the Company, and the Company agreed to issue and sell to the Investor, (i) securities in the form of one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) in the aggregate purchase amount of up to $10,000,000 (the “Commitment Amount”), for the purchase of ordinary shares, par value $0.0001 per share, of Company (the “Ordinary Shares”), upon the terms and subject to the limitations and conditions set forth in such Pre-Paid Purchase; (ii) 85,470 Ordinary Shares as a commitment fee for the Pre-Paid Purchase facility set forth in the Purchase Agreement (the “Commitment Shares”); and (iii) 2,555,000 Ordinary Shares to be used as pre-delivery shares (the “Pre-Delivery Shares”) on September 9, 2025 (the “Closing Date”).

The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $2,175,000, before deducting an original issue discount (the “OID”) of $160,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The OID for each subsequent Pre-Paid Purchase after the Initial Pre-Paid Purchase will be eight percent (8%) of the amount set forth in the applicable Request (as defined in the Purchase Agreement) and each subsequent Pre-Paid Purchase will accrue interest at the rate of six percent (6%) per annum. In addition, Investor also paid $255.50 to Company for the Pre-Delivery Shares.

The initial Pre-Paid Purchase may be settled, at the Investor’s discretion, in Ordinary Shares valued at 82.5% of the lowest daily volume-weighted average price (VWAP) during the ten (10) trading days prior to each Purchase Notice Date (as defined in the Purchase Agreement). The Company may not issue shares that would cause the Investor to beneficially own more than 9.99% of the Company’s outstanding Ordinary Shares at any time.

The Purchase Agreement provides that Company may, at its sole and absolute discretion, at any time and from time to time during the commitment period, request a Pre-Paid Purchase in an amount less than the Maximum Purchase Amount and greater than the Minimum Purchase Amount from Investor by providing a written notice of such request to Investor (each, a “Request”). “Maximum Purchase Amount” means $2,000,000.00 less the Pre-Paid Purchase outstanding balance and “Minimum Purchase Amount” means $250,000.00.

The Purchase Agreement and the RRA also stipulate that the Company will file a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission (the “SEC”) within forty-five (45) days from the Closing Date, which will cover the lesser of 40,000,000 Ordinary Shares or the maximum number of shares permitted by the SEC for the Commitment Shares, Pre-Delivery Shares, and Purchase Shares.

The Purchase Agreement contains customary representations, warranties, covenants, and closing conditions. The Pre-Paid Purchases are unsecured, and the Investor has the right, but not the obligation, to purchase additional Ordinary Shares under the terms set forth in the Purchase Agreement.

The foregoing description of the Pre-Paid Transaction Agreements and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Initial Pre-Paid Purchase and the RRA, which are filed as Exhibits 99.1, 99.2 and 99.3 respectively to this Current Report on Form 6-K, and each is hereby incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025
99.2	Pre-Paid Purchase #1 dated September 4, 2025
99.3	Registration Rights Agreement between Intercont (Cayman) Limited and Streeterville Capital, LLC dated September 4, 2025

3